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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         FITZGERALDS GAMING CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    338271109
                    ----------------------------------------
                                 (CUSIP Number)

                              MICHAEL E. MCPHERSON
                               301 FREMONT STREET
                             LAS VEGAS, NEVADA 89101

                                 (702) 388-2400

                                 WITH A COPY TO

                                THEODORE H. LATTY
                            HUGHES HUBBARD & REED LLP
                           350 SOUTH GRAND, SUITE 3600
                           LOS ANGELES, CA 90071-3442

          (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communications)

                                DECEMBER 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP NO.  338271109                                         PAGE 2 OF 4 PAGES
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Philip D. Griffith
           SS ####-##-####

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

           Personal Funds
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

           Not applicable
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
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                           7    SOLE VOTING POWER

                                3,519,105
       NUMBER OF         -------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 0
    EACH REPORTING       -------------------------------------------------------
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                3,519,105
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,519,105
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           63.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------



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                                  SCHEDULE 13D

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CUSIP NO.  338271109                                         PAGE 3 OF 4 PAGES
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                              EXPLANATORY STATEMENT

        This Amendment No. 3 (this "Amendment No. 3") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Philip D. Griffith ("Mr. Griffith") (as previously amended by Amendment No. 1 and Amendment No. 2 thereto, the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Fitzgeralds Gaming Corporation, a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the
Schedule 13D.

        This Amendment No. 3 is being filed for the purpose of disclosing the acquisition by Mr. Griffith of 842,568 shares of Common Stock, representing approximately 15.3% of the Company's outstanding Common Stock. The filing of this Amendment No. 3 is not, and should not be deemed to be, an admission that such an Amendment No. 3 is required to be filed.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended by adding the following:

        Mr. Griffith used personal funds to acquire the 842,568 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

        Item 4 is hereby amended by adding the following:

        Mr. Griffith acquired the 842,568 shares of Common Stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and restated as follows:

        (a) 3,519,105 shares of Common Stock representing approximately 63.9% of the Company's Common Stock outstanding. Included in such amount are 100,000 currently exercisable options for shares of the Issuer's Common Stock. Mr. Griffith's stock is held by The Philip D. Griffith Gaming Trust, of which Mr. Griffith is the sole trustee.

        (b)    Sole power to vote: 3,519,105
               Shared power to vote: 0
               Sole dispositive power: 3,519,105
               Shared dispositive power: 0

        (c) On December 31, 1999 in a private transaction, Mr. Griffith acquired 842,568 shares of Common Stock at a purchase price of $.01 per share.

        (d)    None



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                                  SCHEDULE 13D

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CUSIP NO.  338271109                                         PAGE 4 OF 4 PAGES
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        (e)    Not applicable


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      January 6, 2000                        /s/ PHILIP D. GRIFFITH
   ---------------------                     -----------------------------------
           Date                                     Philip D. Griffith



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